



13030631

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salt Spray Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32565 B Golden Lantern # 175
(No. and Street)

Dana Point	California	92629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Scott (949) 309-1993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue	Woodland Hills	California	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Christopher Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salt Spray Capital, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Christopher Scott
Signature

CFO/FinOp
Title

NOTARY CERTIFICATE ATTACHED 1-23-13

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. ______
2. ______
3. ______
4. ______
5. ______
6. ______

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 23 day of January, 2013, by

(1) Christopher Scott, Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______, Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

MIKE LEE
COMM...1991621
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. October 17, 2016

Place Notary Seal Above

Signature ______ Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here



Dave Banerjee CPA, an Accountancy Corporation

Independent Accountant's Report

Christopher D Scott, FinOp
Salt Spray Capital, LLC
Dana Point, California

Reports on the Financial Statements

We have audited the accompanying statement of financial condition of Salt Spray Capital, LLC ("Company") as of December 31, 2012 and the related statements of operations, changes in Member's Equity, and Cash Flows for the year then ended and the related notes to the financial statements, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and with the standards of the Public Company Accounting oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Independent Accountant's Report

Christopher D Scott, FinOp
Salt Spray Capital, LLC
Dana Point, California

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salt Spray Capital, LLC as of December 31, 2012 and the results of its operations, member's equity and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company's result of operation was a deficit of $28,076 and negative cash flows from operations amounting to $29,366 for the year ended December 31, 2012. These factors as discussed in Note 7 to the financial statements raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Member, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 18, 2013

SALT SPRAY CAPITAL, LLC

Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	15,589
Other assets		695
Total assets	$	16,284

LIABILITIES AND MEMBERS' EQUITY

Liabilites:		
Accounts Payable (Note 2)	$	-
Total liabilities	$	-
Members' equity		
Members' Equity	$	6,275
Additional Equity Capital		38,085
Deficits		(28,076)
Total members' equity	$	16,284
Total liabilities and members' equity	$	16,284

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL, LLC

Statement of Income
For the year ended December 31, 2012

REVENUE		
Total revenue	$	-
EXPENSES:		
Professional fees	$	2,580
Rent expense		1,042
Other operating expenses		24,454
Total expenses	$	28,076
NET LOSS BEFORE INCOME TAXES	$	(28,076)
NET LOSS	$	(28,076)

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2012

	Members' Equity	Net Loss	Total Members' Equity
Beginning balance December 31, 2010	$ 12,463		$ 12,463
Adjusments:	(800)		(800)
Net Loss		(5,388)	(5,388)
Ending balance December 31, 2011	**$ 11,663**	**$ (5,388)**	**$ 6,275**
Additional Equity Capital	38,085	-	38,085
Net Loss		(28,076)	(28,076)
Ending balance December 31, 2012	**$ 49,748**	**$ (33,464)**	**$ 16,284**

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL, LLC

Statement of Cash Flows
For the year ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(28,076)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:		
(Increase) decrease in:		
CRD balance		(490)
Increase (decrease) in:		
Accounts payable		(800)
Total adjustments	$	(1,290)
Net cash used in operating activities	$	(29,366)
CASH FLOWS FROM FINANCING ACTIVITIES		
Equity Capital Contribution from Members	$	38,085
Net cash provided in financing activities	$	38,085
Increase in cash	$	8,719
Cash - beginning of year	$	6,870
Cash - end of period	$	15,589
Interest		-

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL, LLC
Notes to Financial Statements
December 31, 2012

Note 1: <u>Organization</u>

<u>Business Activity</u>

Salt Spray Capital, LLC is based in Orange County, California, currently owned by Salt Spray Holdings, LLC, a Texas limited liability company, as a limited disclosure Broker-Dealer, registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company conducts business as a private placement broker-dealer acting solely as agent or finder under Rule 15c3-3(k)2(i). As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. On August 30, 2010, Salt Spray Capital was converted from a sole proprietorship to Salt Spray Capital, LLC as a successor organization for the Company's business. FINRA's approval was received on January 20, 2011. Going forward the Company conducts its business as a limited liability company.

<u>Sale of Membership Interest</u>

On June 2011, the founder Mr. Christopher Scott ("Seller") entered into agreement with Salt Spray Holdings, LLC, a Texas limited liability company ("Purchaser") regarding the sale and purchase of all (100%) outstanding membership interest in Salt Spray Capital, LLC. The final sale was completed in August 2012 and the 100% ownership was transferred to the purchaser. On August 3, 2012, FINRA granted the continuing membership application of the Company and approved the 100% change in ownership.

Note 2: <u>Significant Accounting Policies</u>

<u>Method of accounting</u>

The Company uses the accrual method of accounting for financial reporting purposes. For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks.

The Company's books and records are maintained by the Company's financial principal at his residence. All rent and utilities are paid as of the date of the financial statements and therefore no liabilities were accrued and recorded.

<u>Use of Estimates</u>

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates. Those estimates and assumptions affect reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses.

Note 2: Significant Accounting Policies (cont.)

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2012.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Note 3: Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $15,588 of which $10,588 was in excess of its required minimum net capital per SEC Rule 15c3-1. The Company's aggregate indebtedness $0 to net capital was 0.00 (See Note 2) at December 31, 2012.

Note 4: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

Note 4: Fair Value (cont.)

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

The Company has either evaluated or is currently evaluating the implications, if any; of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

Note 5: Recently issued accounting standards (cont.)

For the year ending December 31, 2012, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities	After January 01, 2013
2011-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2013
2011-09	Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan	After December 15, 2012
2011-08	Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: Provision for Taxes

The Company is treated as a regular LLC entity in California and is allowed to absorb any gains or losses in the member's individual tax return.

Note 7: Going Concern Uncertainty

The Company's result of operations was a deficit of $28,076 and negative cash flow from operations amounting $29,366 for the period ended December 31, 2012. These factors as well as the uncertain conditions that the Company faces in its day-to-day operations create an uncertainty as to the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The Company's only significant asset is cash amounting to $15,589.

The Company is still in a development stage company and does not anticipate generating significant revenues that improves the Company's financial condition for the next twelve months of operations. It expects to fund regulatory capital from the sole member as needed.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment for administrative services is a minimum of $120.00/month or $1,400/year.

Note 9: Subsequent Events

These financial statements were approved by management and available for issuance on February 18, 2013. Subsequent events have been evaluated through this date.

SALT SPRAY CAPITAL LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2012

	Focus 12/31/12	Audit 12/31/12	Change
Member's equity, December 31, 2012	$ 16,283	$ 16,283	$ -
Subtract - Non allowable assets:			
Other asset	(695)	(695)	-
Tentative net capital	$ 15,588	$ 15,588	-
Haircuts:	-	-	-
NET CAPITAL	$ 15,588	$ 15,588	$ -
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	$ 10,588	$ 10,588	$ -
Aggregate indebtedness	$ -	$ -	$ -
Ratio of aggregate indebtedness to net capital	0.00%	0.00%	

There was no difference noted between the Audit and Focus report as of December 31, 2012.

The accompanying notes are an integral part of these financial statements

SALT SPRAY CAPITAL LLC
December 31, 2012

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements


CERTIFIED PUBLIC ACCOUNTANT
CPA

INDEPENDENT ACCOUNTANT'S REPORT ON
INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Christopher Scott, FinOp
Salt Spray Capital, LLC
Dana Point, California

In planning and performing our audit of the financial statements of Salt Spray Capital, LLC for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Salt Spray Capital, LLC. including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Christopher Scott, FinOp
Salt Spray Capital LLC
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(i) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the information and use of the Member, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 18, 2013